                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________


                          Commission File Number 1-3970


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

                         HARSCO CORPORATION SAVINGS PLAN

                                    INDEX TO

                             FORM 11-K ANNUAL REPORT

                                                                                Form 11-K
                                                                                  Pages
                                                                                  -----
Report of Independent Accountants                                                   3

Financial Statements:
     Statements of Net Assets Available for Benefits -
       December 31, 2001 and December 31, 2000                                      4

     Statement of Changes in Net Assets Available for Benefits -
     For the Year Ended December 31, 2001                                           5

     Notes to Financial Statements                                                6-12

Supplemental Schedules:
     Assets Held for Investment Purposes as of December 31, 2001 - 4(I)*           13
     Reportable Transactions for the year ended December 31, 2001 - 4(j)*          14

Exhibit:
     Exhibit 23 - Consent of Independent Accounts                                   1

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2001.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Plan Administrative Committee of the Harsco Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2002

                         HARSCO CORPORATION SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                     December 31, 2001 and December 31, 2000

                           Assets             December 31          December 31
                                                 2001                 2000
                                              -----------          -----------
Investments, at fair value:
     Participant directed                       $162,053            $159,247
     Non-participant directed                     36,521              25,888
                                                --------            --------
         Total investments                       198,574             185,135
                                                --------            --------
Contributions Receivable:
     Employer's                                       77                  86
     Participants'                                   336                 374
                                                --------            --------
         Total receivables                           413                 460
                                                --------            --------
   Net assets available for benefits            $198,987            $185,595
                                                ========            ========


The accompanying notes are in integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                      For the Year Ended December 31, 2001

Additions (reductions) to net assets attributed to:

Investment income

     Net appreciation in the fair value of investments            $   6,594

     Dividends                                                        3,823

     Interest - money market fund                                     1,228

     Interest - participant loans                                       783
                                                                  ---------
                                                                     12,428

Contributions:

     Employer's                                                       4,076

     Participants'                                                   14,864
                                                                  ---------

         Total additions                                             31,368

Deductions:

     Withdrawals                                                    (17,976)
                                                                  ---------

     Net increase in net assets available for benefits               13,392

Net assets available for benefits:

     December 31, 2000                                              185,595
                                                                  ---------

     December 31, 2001                                            $ 198,987
                                                                  =========


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1.    General Description of Plan:

      The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

      All U.S. employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed "Eligible Employees." Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

      To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 10% of his or her compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or
      (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which was $10,500 for the years ended December 31, 2001 and 2000. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching Accounts is based on years of vesting service. A participant is 100% vested after five years of credited service. Effective January 1, 2002, a participant is 100% vested after three years of credited service.

       The Company pays all administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Participant directed investment fund change fees and Plan record keeping fees are paid by the Company. Loan setup fees are paid by the participant.

       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the Trustee's prime rate plus one percent, ranged from 6.00% to 10.5% at December 31, 2001. Principal and interest is paid ratably through payroll deductions.

       On termination of service due to death, disability, or retirement, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.    Summary of Significant Accounting Policies:

      Basis of Accounting:

      The financial statements of the Plan are prepared under the accrual basis of accounting.

      Investment Valuation:

      The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Neuberger Berman Genesis Fund, PIMCO Total Return Fund, Vanguard Institutional Index Fund, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam Asset Allocation Growth - Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Conservative Portfolio, Putnam International Growth Fund, and Putnam Money Market Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

      Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      Other:

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      Both participant and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.     Investment Options:

      The Plan, comprised of participant and Company contributions, contains the following investment options:

      (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participant directed contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

      (2) Neuberger Berman Genesis Fund - (consisting of investments purchased with participant directed contributions): a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

      (3) PIMCO Total Return Fund - (consisting of investments purchased with participant directed contributions): a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

      (4) Vanguard Institutional Index Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

      (5) Putnam Fund for Growth and Income - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

      (6) Putnam Income Fund - (consisting of investments purchased with participant directed contributions): a fund consisting principally of investments in bonds and other debt securities. Bonds include both corporate and government bonds.

      (7) Putnam Voyager Fund - (consisting of investments purchased with participant directed contributions): a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

      (8) Putnam New Opportunities Fund - (consisting of investments purchased with participant directed contributions): a fund consisting primarily of investments in common stock of companies within certain industry groups that Putnam management believes offer above-average long-term growth potential.

      (9) Putnam Asset Allocation : Growth Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 55 - 85% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 15 - 45% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

      (10) Putnam Asset Allocation - Balanced Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 45 - 75% investments in stocks and 25 - 55% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

      (11) Putnam Asset Allocation : Conservative Portfolio - (consisting of investments purchased with participant directed contributions): a fund consisting of 0 - 30% investments in stocks and 70 - 100% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

      (12) Putnam International Growth Fund - (consisting of investments purchased with participant directed contributions): a growth oriented fund consisting of investments in a diversified portfolio of stocks of companies located mainly outside the United States.

      (13) Putnam Money Market Fund - (consisting of investments purchased with participant directed contributions): a fund consisting of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

      The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      There were 5,843 participants at December 31, 2001 who participated in one or more of the 13 investment funds. At December 31, 2001 the number of participants selecting each of the investment funds for their contributions was as follows:


           Harsco Corporation Common Stock Fund.................  5,614
           Neuberger Berman Genesis Fund........................    210
           PIMCO Total Return Fund..............................    138
           Vanguard Institutional Index Fund....................  3,132

       Putnam Fund for Growth and Income......................  1,343
       Putnam Income Fund.....................................    753
       Putnam Voyager Fund....................................  2,726
       Putnam New Opportunities Fund..........................  2,576
       Putnam Asset Allocation - Growth Portfolio.............    827
       Putnam Asset Allocation - Balanced Portfolio...........  1,205
       Putnam Asset Allocation - Conservative Portfolio.......    402
       Putnam International Growth Fund.......................  1,563
       Putnam Money Market Fund...............................  3,023


The following table separately identifies those investments which represent five percent or more of the Plan's net assets at December 31, 2001 with comparable information for 2000:

(in thousands)                                                  December 31,           December 31,
                                                                   2001                   2000
                                                              --------------         --------------
Harsco Corporation Common Stock (1)                           $    86,403            $   65,027

Vanguard Institutional Index Fund                                  23,815                     -

Putnam Voyager Fund                                                19,648                26,676

Putnam New Opportunities Fund                                      12,160                16,663

Putnam Money Market Fund                                           19,661                13,493

Other                                                              36,887                63,276
                                                              -----------            ----------
                                                              $   198,574            $  185,135
                                                              ===========            ==========


(1) Harsco Corporation Common Stock includes $36,521 at December 31, 2001 and $25,888 at December 31, 2000 that is non-participant directed.

The following table summarizes the change in the non-participant directed portion of the Harsco Corporation Common Stock Fund:

Balance at January 1, 2001                                    $         25,888

Net appreciation in fair value                                           9,656

Dividends                                                                  766

Contributions (net of forfeitures)                                       3,451

Termination payments                                                    (2,127)

Transfers to participant directed investments                           (1,113)
                                                              ----------------
Balance at December 31, 2001                                  $         36,521
                                                              ================

4.     Related-Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, and therefore, transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Stock Fund also qualify as party-in-interest transactions.

5.     Plan amendment:

       The Company amended the Plan effective October 1, 2001, to convert the Company Stock Fund into an employee stock ownership plan ("ESOP") and to permit participants and beneficiaries to elect, with regard to dividends paid on Company stock in their accounts, to reinvest those amounts in the Company Stock Fund or to receive cash distributions of such dividends.

6.     Federal Income Taxes:

       The Company received a determination letter from the Internal Revenue Service on December 26, 2000, that the Plan, as amended January 6, 1999, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                         HARSCO CORPORATION SAVINGS PLAN

            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 2001
                             (dollars in thousands)

      (a)                                          (b) & (c)                                        (d)                  (e)
     Party        Shares or                                                                                            Current
  In Interest        Units       Identity of Issue and Description of Investment                   Cost                 Value
  -----------        -----       -----------------------------------------------                   ----                 -----
                                 Common Stock:
     *             2,519,043        Harsco Corp. Common Stock, par value $1.25                 $      53,723       $      86,403
                                                                                               -------------       -------------
                         N/A     Participant Loans (1)                                                 9,554               9,554
                                                                                               -------------       -------------
                                 Mutual Funds:

                      47,666          Neuberger Berman Genesis Fund                                    1,335               1,387

                      77,793          PIMCO Total Return Fund                                            830                 814

                     227,046          Vanguard Institutional Index Fund                               24,933              23,815

     *               281,815          Putnam Fund for Growth and Income                                5,503               4,994

     *               484,141          Putnam Income Fund                                               3,217               3,142

     *             1,135,755          Putnam Voyager Fund                                             25,875              19,648

     *               296,723          Putnam New Opportunities Fund                                   18,001              12,160

     *               270,459          Putnam Asset Allocation-Growth Portfolio                         3,369               2,588

     *               787,452          Putnam Asset Allocation-Balanced Portfolio                       9,256               7,725

     *               158,075          Putnam Asset Allocation-Conservative Portfolio                   1,562               1,374

     *               261,978          Putnam International Growth Fund                                 5,865               5,192

     *            19,660,794          Putnam Money Market Fund                                        19,661              19,661
                                                                                               -------------       -------------
                                          Total Mutual Funds                                         119,407             102,500
                                                                                               -------------       -------------
                         N/A     Cash                                                                    117                 117
                                                                                               -------------       -------------
           Total Assets Held for Investment Purposes                                           $     182,801       $     198,574
                                                                                               =============       =============


(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 6.00% to 10.5%.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 2001
                             (dollars in thousands)




        (a)                (b)                                   (c), (d)       (e)      (f)       (g)          (h)          (i)
                                                                 Total Dollar                              Current Value
                                              Total Number of      Value of                                 of Asset on    Net Gain
    Identity of         Description           Purchases (P)       Purchases    Lease              Cost of    Transaction       or
   party involved         of Asset            and/or Sales (S)   and/or Sales  Rental   Expenses  Asset         Date        (Loss)
   --------------         --------            ----------------   ------------  ------   --------  -----         ----        ------
   None


                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           HARSCO CORPORATION SAVINGS PLAN





                           BY /S/ P. C. Coppock
                              -------------------------------------------
                              P. C. Coppock
                              Senior Vice President, Chief Administrative
                              Officer, General Counsel and Secretary

June 28, 2002